CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive Bethesda, Maryland 20817	(301) 263-0200 Fax (301) 576-5193

April 23, 2009

VIA MESSENGER

Lynn Dicker, Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:          Spatializer Audio Laboratories, Inc.
Form 10-K for the Year ended December 31, 2007
Forms 10-Q for Quarters Ended March 31, June 30 and September 30, 2008
File No. 000-26460

Dear Ms. Dicker:

This letter is in response to the supplemented comments of the Division of Corporation Finance staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings of Spatializer Audio Laboratories, Inc. (the “Company”) as set forth in your letter dated April 14, 2009 (the “Current Comment Letter”).  This response is prepared on behalf of Jay Gottlieb, the Company’s Principal Executive Officer, and Greg Schneider, the Company’s Principal Financial Officer (“current management”), as well as the members of the Company’s Board of Directors, respectively Mr. Gottlieb, Mr. Schneider and Michael C. Pearce (the “Board”).

As discussed with undersigned outside counsel, Carl N. Duncan, current and former management consummated acquisition transactions shortly after a March 31, 2008 filing with the Commission of its Form 10-K Annual Report for the fiscal year ended December 31, 2007 (the “Annual Report”).  In connection with those April 2008 transactions (as described in more detail in our January 26, 2009 response letter), the Company experienced a change of control and the Company's prior sole officer, who prepared and signed the Annual Report, resigned.

In that context, the Company and its current management hereby responds to each of the Staff’s outstanding Comments.  For the convenience of the Staff, we have reproduced the Staff’s comments from the Current Comment Letter in Italics.  The responses to those Comments immediately follow the reproduced Staff comments.  In addition to submitting this letter simultaneously herewith, we are sending you via messenger two (2) copies of this letter being filed overnight as Correspondence on EDGAR.  The supplemental material referred to herein (the associated Form 10-K/A Annual Report and Forms 10-Q/A Quarterly Reports) is being filed concurrently on EDGAR.

Lynn Dicker, Reviewing Accountant United States Securities and Exchange Commission Division of Corporation Finance Page 2	April 21, 2009

Form 10-K for the Year ended December 31, 2007

Item 6.  Selected Financial Data, page 7 of Proposed Form 10-K/A

1.
Please refer to prior comment 1 from our letter dated March 27, 2009.  We note from page 8 of your draft amendment that you continue to report “revenues,” “cost of revenues,” “gross profit,” etc. from continuing operations for each reporting period presented within your selected financial data.  Even though you added the line items entitled “loss from continuing operations” and “gain(loss) from discontinued operations” within your selected financial data table for each reporting period presented, it does not appear that you have revised your statement of operation information reported within this table for each reporting period presented to reflect the sale of your assets to DTS, Inc. in fiscal 2007 as discontinued operations in accordance with paragraph 43 of SFAS 144.  Additionally, it does not appear that the selected financial data agrees to your audited financial statements on page 19 of your draft amendment.  Please revise or advise.

Response to Comment 1: The presentation of selected financial data has been expanded to clarify which line items relate to continuing and discontinued operations, as indicated on the Consolidated Statements of Operations and in Note 11.

Item 8.  Financial Statement and Supplementary Data, page 16 of proposed Form 10-K/A

2.
Please refer to prior comment 3 from our letter dated March 27, 2009.  We note that you continue to report “revenues,” and “gross margin,” etc. from continuing operations for each quarterly reporting period presented within your selected quarterly financial data table.  Even though you added the line items entitled “loss from continuing operations” and “gain(loss) from discontinued operations” within your selected quarterly financial data table for each reporting period presented, it does not appear that you have revised your statement of operation information reported in this table for each reporting period presented to reflect the sale of your assets to TDS, Inc. in fiscal 2007 as discontinued operations in accordance with paragraph 43 of SFAS 144.  Please revise or advise.

Response to Comment 2:  The presentation of quarterly data has been expanded to clarify which line items relate to continuing and discontinued operations for each reporting period.

Lynn Dicker, Reviewing Accountant United States Securities and Exchange Commission Division of Corporation Finance Page 3	April 21, 2009

Exhibit 31.1

3.
Please refer to prior comment 9 from our letter dated February 18, 2009 and comment 8 from our letter dated March 27, 2009.  We note your certifications filed pursuant to Exchange Act Rule 13a-14(a) included within your proposed filings are still not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  Specifically, paragraph 1 for Gregory Schneider is not in the exact form and refers to the incorrect report.  As previously requested, please revise your filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Response to Comment 3:   The requested changes to Exhibit 31.1 regarding exact wording have been incorporated.

Forms 10-Q for the Quarter Ended March 31, 2008, June 30, 2008 and September 30, 2008

Item 4T.   Controls and Procedures

4.
Please revise your filings to include the conclusion of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the periods covered by your quarterly reports.  Refer to the guidance in Item 307 of Regulation S-K.

Response to Comment 4:  The Company has revised its disclosures regarding disclosure controls and procedures.

We, of course, stand ready to respond to any further questions you may have and/or if you require additional information.  We appreciate your consideration of this matter trust the Staff has no further comments.

Sincerely,

Carl N. Duncan

Enclosures:
~           Form 10-K/A for period ended December 31, 2007
~           Form 10-Q/A for period ended March 31, 2008
~           Form 10-Q/A for period ended June 30, 2008
~           Form 10-Q/A for period ended September 30, 2008

cc:           Jay Gottlieb
Gregg Schneider
Michael C. Pearce
Dave Sherwood
Larry McEwen